Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Second Quarter	Fiscal Year-to-Date	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	September 11, 2004	September 11, 2004	February 28, 2004	February 22, 2003	February 23, 2002	February 24, 2001
Earnings before income taxes	$124,660	$362,688	$454,880	$408,004	$331,998	$139,590
Less undistributed earnings of less than fifty percent owned affiliates	(1,512)	(2,410)	(15,793)	(16,368)	(13,450)	(9,429)

Earnings before income taxes	123,148	360,278	439,087	391,636	318,548	130,161
Interest expense	29,422	77,873	165,581	182,499	194,294	212,898
Interest on operating leases	9,405	21,356	44,280	44,864	35,971	29,047

Subtotal	161,975	459,507	648,948	618,999	548,813	372,106

Total fixed charges	$38,827	$99,229	$209,861	$227,363	$230,265	$241,945

Ratio of earnings to fixed charges	4.17	4.63	3.09	2.72	2.38	1.54